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                            December 10, 2021

       Yan Ping Sheng
       Chief Executive Officer
       JJY Holding Group
       528 Pudong South Road, 16th Floor
       Shanghai, 200120, China

                                                        Re: JJY Holding Group
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed November 15,
2021
                                                            File No. 000-56343

       Dear Mr. Sheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed November 15, 2021

       Introductory Comment, page 2

   1. We note your response to our prior comment 2. In the third paragraph of your amended
                                                        Introductory Comment,
you state that your business plan involves "trading agricultural products, food
processing, and supply chain management for supermarkets," but that this business plan is not
being implemented. You also identify yourself as a Blank Check
                                                        Company under
Securities Act Rule 419 and state that you plan to engage in a business combination with an
unidentified entity. Please explain how the prior statements are consistent with each
other, and reconcile your description of a blank check company with the definition set
forth in Securities Act Rule 419(a)(2).
 Yan Ping Sheng
FirstName LastNameYan   Ping Sheng
JJY Holding Group
Comapany10,
December  NameJJY
              2021 Holding Group
December
Page 2    10, 2021 Page 2
FirstName LastName
2. We note your response to prior comment 3. Please further revise to describe how recent statements and regulatory actions by China's government related to variable interest entities, data security, and anti-monopoly concerns, could result in a material change in
         your or a target company   s post combination operations and/or the
value of your common
         stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your response to prior comment 4 and your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. Please disclose that under the
         VIE structure, the entity in which investors may hold their interest may not be the entity or
         entities through which the company   s operations may be conducted in
China after the
         business combination. Please also revise to disclose how and why contractual arrangements under the VIE structure may be less effective than direct ownership. In this regard, when describing the design of VIE agreements and the related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Further, provide a description of how cash will be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any VIE agreements you may enter into.
4.       We note your response to prior comment 5. Please revise to add that the Chinese
         government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Additionally, revise to acknowledge that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include cross references to more detailed discussion of these risk factors in your registration statement.
5. Please expand your disclosure in response to prior comment 6 to disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
6. We note your response to our comment 7 and the corresponding revisions on page 5.
         Please revise further to provide a clear description of how cash will be transferred the post-combination organization if you acquire a company based in China. Describe in
 Yan Ping Sheng
FirstName LastNameYan   Ping Sheng
JJY Holding Group
Comapany10,
December  NameJJY
              2021 Holding Group
December
Page 3    10, 2021 Page 3
FirstName LastName
         greater detail any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any potential restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note your response to our comment 8. Please expand your HFCA Act disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to
         prohibit an issuer   s securities from trading on any U.S. stock
exchanges if its auditor is not
         subject to PCAOB inspections for two consecutive years instead of three. Additionally, please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the
         Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
Item 1A. Risk Factors, page 10

8. Please revise your risk factor section so that each risk factor is set forth under a sub-
         caption that adequately describes the particular risk to your business.
9. We note your response to our comment 11. Please revise to expand upon the PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to and may impact your ability to complete a business combination. For example, please discuss the regulatory and operational risks associated with any change-of-control transaction in which a foreign investor takes control of a PRC based entity as it relates to MOFCOM, national security, etc.
10. We note your response to prior comment 12. Please revise to explicitly state that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.
         Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please explicitly acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. We note your response to prior comment 13 and your statement on page 10 that you are not currently required to comply with regulations and policies of the Cyberspace
         Administration of China (CAC) because you have not commenced your business in China.
         Please expand your disclosure to address how CAC oversight could impact your process
 Yan Ping Sheng
JJY Holding Group
December 10, 2021
Page 4
      of searching for a target and completing an initial business combination. Please also revise to explain how the CAC's oversight impacts your ability to offer securities to foreign investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our common stock is quoted on the OTC MARKETS..., page 16

12. We note your response to prior comment 14. With respect to your statement in the fourth risk factor on page 16 that "Our common stock is not currently trading on any market,"
      please clarify whether by "market" you mean "exchange" given your statement in the caption of this risk factor that your stock is quoted on the OTC Markets. Please also revise to clarify which tier of the OTC markets your stock is currently quoted.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20

13. We note your response to prior comment 15; however, the disclosure on page 6 states that
      World Financial Holdings Group purchased the 30,000,000 shares representing a controlling interest in the company, whereas on page 22 you state that Mr. Yan Ping
      Sheng purchased the shares. Please revise to address the inconsistency, and revise your beneficial ownership table disclosure pursuant to Item 403 of Regulation S-K as appropriate.
General

14. Please revise to update the financial statements to include the period ended September 30,
      2021 in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameYan Ping Sheng
                                                            Division of
Corporation Finance
Comapany NameJJY Holding Group
                                                            Office of Real
Estate & Construction
December 10, 2021 Page 4
cc:       Rhonda Keaveny
FirstName LastName